Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: SANYO Electric Co., Ltd.

Subject Company: SANYO Electric Co., Ltd. (SEC File No. 132-02716)

December 21, 2010

FOR REFERENCE

	Company Name:	SANYO Electric Co., Ltd.

	Representative:	Seiichiro Sano, President
(Code: 6764 TSE First Section, OSE First Section)

	Contacts:	Hiroyuki Okamoto, Kumiko Makino Global Communications Dept. Tel: +81-3-6364-3611 Koji Honda Investor Relations Dept.
Tel: +81-3-6364-3648

Notice Regarding Reference Date for Extraordinary Meeting of Stockholders

SANYO Electric Co., Ltd. (SANYO) announces that today its Board of Directors passed a resolution regarding the reference date for extraordinary meeting of stockholders as follows:

1.	Regarding Reference Date, etc. for Extraordinary Meeting of Stockholders

To determine the stockholders who may exercise their voting right at the extraordinary meeting of stockholders scheduled for March 4, 2011 (Friday), SANYO has set January 12, 2011 (Wednesday) as its reference date and accordingly, the stockholders listed in the final stockholder list as of the same day will correspond to the stockholders who may exercise their voting right.

(1)	Reference date:	January 12, 2011 (Wednesday)

(2)	Scheduled date of public notice:	December 22, 2010 (Wednesday)

(3)	Method of giving public notice:	Electronic notice, which will be posted in the SANYO IR Website: http://sanyo.com/ir/jp/

(4)	Scheduled date of extraordinary meeting of stockholders	March 4, 2011 (Friday)

2.	Regarding Items on Agenda for Extraordinary Meeting of Stockholders

As items on the agenda for this extraordinary meeting of stockholders, SANYO will bring up the following: Approval of stock exchange contract between SANYO and Panasonic Corporation and Partial revisions to the Articles of Incorporation. Their details have been made public as of today in “Panasonic Announces that it Makes SANYO its Wholly-owned Subsidiary through Share Exchange” and “Notice Regarding Partial Revisions to the Articles of Incorporation.”

(Notes regarding this statement)

Panasonic Corporation has filed a registration statement on Form F-4 (“Form F-4”) with the SEC in connection with the proposed share exchange between SANYO Electric Co., Ltd. and Panasonic Corporation (the “Share Exchange”). The Form F-4 for the Share Exchange contains a prospectus and other documents. If the Form F-4 is declared effective, the prospectus contained in the Form F-4 will be mailed to U.S. shareholders of SANYO Electric Co., Ltd. prior to the shareholders’ meeting at which the Share Exchange will be voted upon. The Form F-4 and prospectus contain important information about SANYO Electric Co., Ltd. and Panasonic Corporation, the Share Exchange and related matters. U.S. shareholders of SANYO Electric Co., Ltd. are urged to read the Form F-4, the prospectus and other documents that have been and may be filed with the SEC in connection with the Share Exchange carefully before they make any decision at the shareholders’ meeting with respect to the Share Exchange. Any documents filed with the SEC in connection with the Share Exchange will be made available when filed, free of charge, on the SEC’s web site at www.sec.gov. In addition, upon request, the documents can be distributed for free of charge. To make a request, please refer to the following Panasonic Corporation’s contact information.

1006, Oaza Kadoma, Kadoma City, Osaka 571-8501, Japan

Panasonic Corporation

Corporate Finance & IR Group

Masahito Yamamura

Telephone: 81-6-6908-1121

irinfo@gg.jp.panasonic.com

http://panasonic.net/

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